Exhibit 16

March 17, 2005

Securities and Exchange Commission

450 Fifth Street N.W.

Washington, D.C. 20549

Re:	Mosaic Investment Plan and Mosaic Union Savings Plan

File No. 001-32327

Dear Sir or Madam:

We have read Item 4.01 of the Form 8-K dated March 11, 2005 of the Mosaic Investment Plan (formerly known as the IMC Global Inc. Profit Sharing and Savings Plan) and the Mosaic Union Savings Plan (formerly known as the IMC Global Inc. Representative Retirement Savings Plan) and are in agreement with the statement contained in the second and third paragraph therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

Very truly yours,

/s/ Ernst & Young LLP